UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14330

POLYMER GROUP, INC.

(Exact name of registrant as specified in its charter)

9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269
(704) 697-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $.01 per share
Class B Common Stock, par value $.01 per share
Series A Warrants to Subscribe for Shares of Class D Common Stock, par value $.01 per share
Series B Warrants to Subscribe for Shares of Class E Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock:	1
Class B Common Stock:	1
Series A Warrants to Subscribe for Shares of Class D Common Stock: 0
Series B Warrants to Subscribe for Shares of Class E Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Polymer Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POLYMER GROUP, INC.

Date:	January 28, 2011	By:	/s/ Dennis E. Norman
Name: Dennis E. Norman
Title: Chief Financial Officer